Eunoia Salon

Profit and Loss

January - December 2022

	TOTAL
Income	
Services	74,874.92
Total Income	**$74,874.92**
Cost of Goods Sold	
Beauty School Supplies	1,638.96
Cost of Goods Sold	279.30
Cost of Goods Sold - Ethos	3,154.17
Salon Supplies	5,695.51
Total Cost of Goods Sold	**$10,767.94**
GROSS PROFIT	**$64,106.98**
Expenses	
Advertising & Marketing	116.81
Website	375.80
Total Advertising & Marketing	**492.61**
Bank Charges & Fees	91.71
Car & Truck	48.07
Gas & Fuel	36.42
Total Car & Truck	**84.49**
Charitable Contributions	34.70
Client Gift	76.72
Contractors	1,695.45
Elizabeth Dowlou	1,425.25
Jackie	142.75
Total Contractors	**3,263.45**
Dues & Subscriptions	80.00
Interest Paid	215.51
Interior Salon/Office Supplies	1,996.33
Laundry Services	102.50
Legal & Professional Services	1,947.28
Meals & Entertainment	1,589.04
Meeting Expense	67.00
Office Supplies & Software	680.07
Office/General Administrative Expenses	200.00
Parking	30.00
Payroll Expenses	543.00
Payroll Taxes	1,858.20
Payroll Wages - Brittani	5,512.56
Rent & Lease	41,739.00
Repairs & Maintenance	400.00
Small Equipment	200.00
Taxes & Licenses	472.15

Eunoia Salon

Profit and Loss

January - December 2022

	TOTAL
Training & Education	1,280.00
Travel	87.93
Utilities	
Telephone	2,720.20
Total Utilities	**2,720.20**
Total Expenses	**$65,764.45**
NET OPERATING INCOME	$ -1,657.47
NET INCOME	$ -1,657.47

Eunoia Salon

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC - Business Checking (5792)	625.48
PNC Bus. Checking NEW	0.00
Total Bank Accounts	**$625.48**
Accounts Receivable	
Accounts Receivable (A/R)	-640.00
Total Accounts Receivable	**$ -640.00**
Other Current Assets	
Undeposited Funds	4,465.00
Total Other Current Assets	**$4,465.00**
Total Current Assets	**$4,450.48**
Other Assets	
Security Deposits - New Location	4,500.00
Security System Deposit	149.00
Total Other Assets	**$4,649.00**
TOTAL ASSETS	**$9,099.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One CC (6924)	1,311.94
Total Credit Cards	**$1,311.94**
Other Current Liabilities	
Due to Related Party	100.00
Total Other Current Liabilities	**$100.00**
Total Current Liabilities	**$1,411.94**
Long-Term Liabilities	
Loan - Fay L. (Boss Lady)	1,000.00
Loan - Related Party (Father)	1,000.00
Total Long-Term Liabilities	**$2,000.00**
Total Liabilities	**$3,411.94**
Equity	
Opening Balance Equity	10,445.11
Owner's Investment	1,800.00
Owner's Pay & Personal Expenses	-2,494.61

Eunoia Salon

Balance Sheet

As of December 31, 2022

	TOTAL
Retained Earnings	-2,405.49
Net Income	-1,657.47
Total Equity	**$5,687.54**
TOTAL LIABILITIES AND EQUITY	**$9,099.48**


Eunoia Salon

Statement of Cash Flows

January - December 2022


	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,657.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Capital One CC (6924)	1,311.94
Due to Related Party	-100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,211.94**
Net cash provided by operating activities	**$ -445.53**
INVESTING ACTIVITIES	
Security Deposits - New Location	-4,500.00
Security System Deposit	-149.00
Net cash provided by investing activities	**$ -4,649.00**
FINANCING ACTIVITIES	
Loan - Fay L. (Boss Lady)	1,000.00
Loan - Related Party (Father)	1,000.00
Owner's Investment	1,800.00
Owner's Pay & Personal Expenses	-2,387.64
Net cash provided by financing activities	**$1,412.36**
NET CASH INCREASE FOR PERIOD	**$ -3,682.17**
Cash at beginning of period	8,772.65
CASH AT END OF PERIOD	**$5,090.48**